                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                             PARTY CITY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    702145103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          SPECIAL VALUE BOND FUND, LLC
                            C/O TENNENBAUM & CO., LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 566-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                       (Continued on the following pages)

                               Page 1 of 10 Pages


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

---------------------------------                     --------------------------
     CUSIP NO. 702145103                                      PAGE 2 OF 10
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SPECIAL VALUE BOND FUND, LLC
        IRS NO.: 95-4758920
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,096,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,096,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,096,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,455,538 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 16, 1999, AS REPRESENTED BY PARTY CITY CORPORATION IN THE SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 4 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                     --------------------------
     CUSIP NO. 702145103                                      PAGE 3 OF 10
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SVIM/MSM, LLC
        IRS NO.:  95-4760193
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,096,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,096,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,096,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,455,538 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 16, 1999, AS REPRESENTED BY PARTY CITY CORPORATION IN THE SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 4 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                     --------------------------
     CUSIP NO. 702145103                                      PAGE 4 OF 10
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
        IRS NO.:  95-4759860
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,096,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,096,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,096,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,455,538 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 16, 1999, AS REPRESENTED BY PARTY CITY CORPORATION IN THE SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 4 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                     --------------------------
     CUSIP NO. 702145103                                      PAGE 5 OF 10
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TENNENBAUM & CO., LLC
        IRS NO.:  95-4587347
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,096,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,096,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,096,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,455,538 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 16, 1999, AS REPRESENTED BY PARTY CITY CORPORATION IN THE SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 4 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                     --------------------------
     CUSIP NO. 702145103                                      PAGE 6 OF 10
---------------------------------                     --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MICHAEL E. TENNENBAUM
        S.S. NO.:  ###-##-####
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES               -----------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
OWNED BY EACH
REPORTING                  3,096,000 SHARES(1)
PERSON WITH          -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           3,096,000 SHARES(1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,096,000 SHARES(1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2) BASED ON 12,455,538 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 16, 1999, AS REPRESENTED BY PARTY CITY CORPORATION IN THE SECURITIES PURCHASE AGREEMENT (DESCRIBED IN ITEMS 3 AND 4 BELOW) AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

                This statement relates to the beneficial ownership of 3,096,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of Party City Corporation, a Delaware corporation ("Party City"). The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

ITEM 2. IDENTITY AND BACKGROUND.

                Special Value Bond Fund, LLC is a limited liability company organized under the laws of the State of Delaware ("SVBF"). SVBF's address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of SVBF is making investments and managing assets.

                The managing member of SVBF is SVIM/MSM, LLC, a limited liability company organized under the laws of the State of Delaware ("SVIM/MSM"). The investment advisor to SVBF is Special Value Investment Management, LLC, a limited liability company organized under the laws of the State of Delaware ("SVIM"). The managing member of each of SVIM/MSM and SVIM is Tennenbaum & Co., LLC, a limited liability company organized under the laws of the State of Delaware ("TCO"). The managing member of TCO is Michael E. Tennenbaum, a United States citizen. Each of SVIM/MSM, SVIM and TCO have the same principal business and address as that of SVBF. Mr. Tennenbaum's principal occupation is serving as managing member of TCO and his address is the same as that of SVBF. SVBF, SVIM/MSM, SVIM, TCO and Mr. Tennenbaum are collectively referred to herein as the "Reporting Persons."

                During the last five years, the Reporting Persons have not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The statement relates to the acquisition by the Reporting Persons of a warrant dated as of August 16, 1999 (the "Warrant") to purchase 3,096,000 shares of Common Stock of Party City. Party City issued the Warrant pursuant to that certain Securities Purchase Agreement between Party City and TCO dated as of August 16, 1999 (the "Securities Purchase Agreement"). The Warrant was acquired by TCO along with certain secured notes of Party City in the aggregate principal amount of $6,750,000. The aggregate purchase price for the Warrant and such secured notes from Party City was $6,750,000. The source of funds for the purchase of the Warrant and the secured notes by TCO was a margin account of the Reporting Persons with Jeffries & Company, Inc.

                On September 1, 1999, SVBF purchased the Warrant and the secured notes from TCO for aggregate consideration of $6,750,000. The source of funds for the purchase of the Warrant and the secured notes from TCO was the working capital of SVBF.

                Upon exercise of the Warrant in full, SVBF must pay an exercise price of $3.00 per share for an aggregate exercise price of $9,288,000. It is presently anticipated that the source of funds for the exercise price will be SVBF's general working capital or the working capital of an affiliate.

ITEM 4. PURPOSE OF TRANSACTION.

                The Reporting Persons acquired the Warrant for investment purposes. They intend to monitor and evaluate the investment on a continuing basis; and based upon their evaluation from time to time, they may, subject to the terms of the Investor Rights Agreement (defined below), acquire additional shares of Common Stock of Party City, dispose of the Warrant or the underlying shares of Common Stock beneficially owned by them, submit one or more proposals for the consideration of management of Party City, and/or communicate with other stockholders of Party City.

                Party City, Party City's Chairman and Chief Executive Officer, TCO and certain other purchasers of secured notes and/or warrants of Party City have entered into an Investor Rights Agreement dated as of August 16, 1999 (the "Investor Rights Agreement"), pursuant to which a certain Party City board member has resigned as a director of Party City and a nominee of the Reporting Persons, Howard Levkowitz, and a nominee of the Other Purchasers, Matthew R. Kahn, have become directors of Party City.

                Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

                The foregoing description of the Warrant, the Securities Purchase Agreement and the Investor Rights Agreement is qualified in its entirety by reference to the form of Warrant, form of Securities Purchase Agreement and Investor Rights Agreement, copies of which have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826) and are incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                The shares of Common Stock identified in Item 1 issuable upon exercise of the Warrant constitute approximately 19.9% of the outstanding Common Stock of Party City, based upon the Company's representation in the Securities Purchase Agreement of its outstanding shares of Common Stock as of August 16, 1999 and computed in accordance with Rule 13d-3(d)(1). Upon exercise of the Warrant, SVBF will have the sole power of voting and disposition with respect to the shares of Common Stock issuable upon such exercise. By reason of (i) Mr. Tennenbaum's position as managing member of TCO, (ii) TCO's position as managing member of SVIM/MSM and SVIM, (iii) SVIM/MSM's position as managing member of SVBF and (iv) SVIM's position as investment advisor to SVBF, each of Mr. Tennenbaum, TCO, SVIM/MSM and SVIM may be deemed to share such powers of voting and disposition.

                Except as described in this statement, the Reporting Persons have not effected transactions in Party City's Common Stock within 60 days prior to the date of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Except for the Warrant, the Securities Purchase Agreement, the Investor Rights Agreement and related documents executed in connection therewith, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Party City, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                Copies of the form of Warrant, form of Securities Purchase Agreement and Investor Rights Agreement have been filed as exhibits to Party City's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826) and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     Joint Filing Agreement

        Exhibit 2 Form of Warrant , dated August 16, 1999, of Party City Corporation, incorporated herein by reference to Exhibit
                      4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 3 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit
                      4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 4 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

                                   SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 10, 1999              SPECIAL VALUE BOND FUND, LLC

                                        By: SVIM/MSM, LLC, its Managing Member

                                            By: Tennenbaum & Co., LLC,
                                                its Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                   -----------------------------
                                                   Michael E. Tennenbaum,
                                                   its Managing Member

                                        SVIM/MSM, LLC

                                            By: Tennenbaum & Co., LLC,
                                                its Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                   -----------------------------
                                                   Michael E. Tennenbaum,
                                                   its Managing Member

                                        SPECIAL VALUE INVESTMENT MANAGEMENT, LLC

                                            By: Tennenbaum & Co., LLC,
                                                its Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                   -----------------------------
                                                   Michael E. Tennenbaum,
                                                   its Managing Member

                                        TENNENBAUM & CO., LLC

                                        By: /s/ Michael E. Tennenbaum
                                           -------------------------------------
                                           Michael E. Tennenbaum,
                                           its Managing Member

                                        /s/ Michael E. Tennenbaum
                                        ----------------------------------------
                                        MICHAEL E. TENNENBAUM

                                  EXHIBIT INDEX

        Exhibit 1     Joint Filing Agreement

        Exhibit 2 Form of Warrant , dated August 16, 1999, of Party City Corporation, incorporated herein by reference to Exhibit
                      4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 3 Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit
                      4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

        Exhibit 4 Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., and Richmond Associates, L.P., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826).

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.01 per share, of Party City Corporation, and further agree that this Agreement shall be included as an Exhibit to such joint filing.

                The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

                This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

                In evidence thereof the undersigned, being duly authorized, hereby execute this agreement this 10th day of September, 1999.


                                        SPECIAL VALUE BOND FUND, LLC

                                        By: SVIM/MSM, LLC, its Managing Member

                                            By: Tennenbaum & Co., LLC,
                                                its Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                   -----------------------------
                                                   Michael E. Tennenbaum,
                                                   its Managing Member

                                        SVIM/MSM, LLC

                                            By: Tennenbaum & Co., LLC,
                                                its Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                   -----------------------------
                                                   Michael E. Tennenbaum,
                                                   its Managing Member

                                        SPECIAL VALUE INVESTMENT MANAGEMENT, LLC

                                            By: Tennenbaum & Co., LLC,
                                                its Managing Member

                                                By: /s/ Michael E. Tennenbaum
                                                   -----------------------------
                                                   Michael E. Tennenbaum,
                                                   its Managing Member

                                        TENNENBAUM & CO., LLC

                                        By: /s/ Michael E. Tennenbaum
                                           -------------------------------------
                                           Michael E. Tennenbaum,
                                           its Managing Member

                                        /s/ Michael E. Tennenbaum
                                        ----------------------------------------
                                        MICHAEL E. TENNENBAUM